Exhibit 99.1

Moving Closer to Automated Driving, Mobileye Unveils EyeQ4® System-on-Chip with its First Design Win for 2018

JERUSALEM, Israel – March 4, 2015 - Mobileye N.V. (NYSE: MBLY), the global leader in the design and development of camera-based Advanced Driver Assistance Systems (ADAS) to the automotive industry, today introduced its 4th generation system-on-chip, the EyeQ4®.

Leveraging expertise in designing computer-vision specific cores for over 15 years, the EyeQ4® consists of 14 computing cores out of which 10 are specialized vector accelerators with extremely high utilization for visual processing and understanding. The first design win for EyeQ4® in series production has been secured for a global premium European car manufacturer for production to start in early 2018. The EyeQ4® would be part of a scalable camera system starting from monocular processing for collision avoidance applications, in compliance with EU NCAP, US NHSTA and other regulatory requirements, up to trifocal camera configuration supporting high-end customer functions including semi-autonomous driving. The EyeQ4® would support fusion with radars and scanning-beam lasers in the high-end customer functions.

“Supporting a camera centric approach for autonomous driving is essential as the camera provides the richest source of information at the lowest cost package. To reach affordable high-end functionality for autonomous driving requires a computing infrastructure capable of processing many cameras simultaneously while extracting from each camera high-level meaning such as location of multiple types of objects, lanes and drivable path information” said Prof. Amnon Shashua, cofounder, CTO and Chairman of Mobileye. “The EyeQ4® continues a legacy that began in 2004 with EyeQ1 where we leveraged deep understanding of computer vision processing to come up with highly optimized architectures to support extremely intensive computations at automotive compliant power consumption of 2-3 Watts.”

Technical Details

The EyeQ4® will feature four CPU cores with four hardware threads each, coupled with six cores of Mobileye’s innovative and well-proven Vector Microcode Processors (VMP) that has been running in the EyeQ2 and EyeQ3 generations. The EyeQ4® will also introduce novel accelerator types – two Multithreaded Processing Cluster (MPC) cores and two Programmable Macro Array (PMA) cores. MPC is more versatile than a GPU or any other OpenCL accelerator, and with higher efficiency than any CPU. PMA sports compute density nearing that of fixed-function hardware accelerators, and unachievable in the classic DSP architecture, without sacrificing programmability. All cores are fully programmable and support different types of algorithms. Using the right core for the right task saves both computational time and energy.  This is critical as the EyeQ4® is required to provide “super-computer” capabilities of more than 2.5 teraflops within a low-power (approximately 3W) automotive grade system-on-chip.

EyeQ4-High
block diagram
2x32b
1.6GHz DDR SDRAM
LPDDR4/3 PHY
LPDDR4/3 PHY
DFI
DFI
LPDDR4/3 Controller
LPDDR4/3 Controller
Data Bahn
Data Bahn
SCHEDULER
SCHEDULER
mCPU
IOCU
IOCU
L2$ 1MB
OCP
PDTrace
16b
interAptiv
64/32K
D/I$
1Ghz
DMAs
VMP4
1Ghz
DMAs
PMA
0.75Ghz
D/I$
MPC
1Ghz
Serial Flash
Quad DDR/SDR
SPI
Interconnect &
Quality of
Service
Peripheral Transport
Manager (PTM)
M5150
24/16K
D/I$
64K SP
DMA
NSP
Peripheral NoC
ACC. L2$ 2MB
iSRAM
64KB
3x UART
49x GPIO
Power Mng
4x SPI
O.L.B
3x CAN-FD
3X I2C
8X Timer
Video_in:
3 x mipi 4Lane RCC
1 x mipi 4Lane YUV
MIPI CSI-2
Logic
Parallel Video in/out
Parallel
DMAs & CTR
1Gbs Ethernet
RGMII
AXI
Master
Slave

The enhanced computational capabilities give EyeQ4®-based ADAS the ability to use cutting-edge computer vision algorithms like Deep Layered Networks and Graphical Models while processing information from 8 cameras simultaneously at 36 frames per second.

The design was done according to the ISO-26262 standard and will provide a safety level of ASIL-B(D). The EyeQ4® will accept multiple camera inputs from a trifocal front-sensing camera configuration, surround-view-systems of four wide field of view cameras, a long range rear-facing camera and information from multiple radars and scanning beam lasers scanners. Taken together, the EyeQ4® will be processing a safety “cocoon” around the vehicle – essential for autonomous driving.

In addition to the EyeQ4® “high” capability version, at an ASP of approximately three times that of an ADAS functionality chip, Mobileye also plans the launch of the EyeQ4® “medium” variant within the same timeframe. The EyeQ4®M will include a subset of EyeQ4®'s computational cores, enabling a select group of functions. In producing a family of EyeQ4® processors Mobileye will ensure that car makers can deliver a scalable hardware solution with full code and pin compatibility, thereby reducing complete validation costs and ensuring that multiple feature bundles can be offered to the end customer at the best possible price.

Availability

Engineering samples of EyeQ4® are expected to be available by the fourth quarter of 2015. First test hardware with the full suite of applications including active safety suite of customer functions, environmental modeling (for each of the 8 cameras), path planning for hands-free driving and fusion with sensors, is expected to be available in the second quarter of 2016. Series production is supported for early 2018 start of production.

About Mobileye

Mobileye N.V. is the global leader in the design and development of software and related technologies for camera-based Advanced Driver Assistance Systems. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items, as well as to identify and read traffic signs and traffic lights. Our products are or will be integrated into car models from 23 global automakers including BMW, Ford, General Motors, Nissan and Volvo. Our products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements, including the expected timeline for development of additional functions and of our EyeQ4® chip, the expected timeline of development of our autonomous driving ADAS systems, including statements about launch dates, and pricing for the new chip.  These statements are only predictions based on our current expectations and projections about future events.  You should not place undue reliance on these statements.  Many factors may cause our actual results to differ materially from any forward looking statement, including the risk factors and other matters set forth in Mobileye’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1 and, when filed, its Annual Report on Form 20-F for the year ended December 31, 2014.  Mobileye undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact

Yonah Lloyd

Chief Communications Officer / SVP Business Development

yonah.lloyd@mobileye.com